June 09, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Lepota, Inc.

Amendment No. 10 to Registration Statement on Form S-1 Filed May 19, 2015

File No. 333-198808

Dear Mr. John Reynolds,This letter sets forth the response of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of  June 1, 2015.

Please note that, beginning with the Staff comment letter dated December 17, 2014 as to Amendment No. 3, there has generally been only one staff comment per comment letter (the most recent letter having four comments.)  We would greatly appreciate if the Staff could review Amendment No. 10 promptly so that the S-1 may go effective before its financial statements are stale.

Certain Relationships and Related Transactions, Page 44

1.        Please provide the disclosure required by Item 404(b)(5) of Regulation S-K for the loan from your sole director. This would include the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided. In addition, please add back the name of the director, as required by Item 404(a)(1).    In response to the Staff’s request, the Company has now provided the requested disclosures.Condensed Financial Statements (Unaudited), page F-12

2.       Please revise your filing to provide a condensed statement of operations and a condensed statement of cash flows for the interim period from December 9, 2013 (date of inception) to January 31, 2014. We refer you to Rule 8-03 of Regulation S-X for guidance. In response to the Staff’s request, the Company has now provided the requested statements.Condensed Balance Sheets, page F-13

3.       Cash from checking/savings is a credit balance as of January 31, 2015. Please reclassify any overdraft balances in your checking/saving accounts from current assets to current liabilities. Please also revise your condensed statement of cash flows to reflect any bank overdraft amounts as financing activities.In response to the Staff’s request, the Company has now provided the requested items.

Condensed Statements of Operations, page F-14

4.        Please revise your filing to present earnings per share information on the face of your condensed statements of operations for each of the interim periods ended January 31, 2015 as required by ASC 270-10-50-1b. In response to the Staff’s request, the Company has revised its filing to present earnings per share information on the face of our condensed statements of operations for each of the interim periods ended January 31, 2015.

           The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

cc: Frederick C. Bauman, Esq.